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                               May 27, 2021

       Michael Klein
       Chief Executive Officer
       Churchill Capital Corp IV
       640 Fifth Avenue, 12th Floor
       New York, NY, 10019

                                                        Re: Churchill Capital
Corp IV
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 14, 2021
                                                            File No. 333-254543

       Dear Mr. Klein:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-4 filed May 14, 2021

       Interests of Certain Persons in the Business Combination, page 38

   1. Please add the interests of the PIPE investors in this section. Disclose the difference in the price that they will
pay for the shares versus the current closing price per share.
       Background of the Transactions, page 134

   2. Please expand your revisions added in response to prior comment 8 to clarify how the preliminary due
diligence sessions, including those with Lucid and its advisors, and forecasted financial
information relate to the enterprise value proposed on January 14.
                                                        Explain specifically
what due diligence was conducted, including with respect to the forecasted financial
information that Lucid provided to you, given your disclosure regarding when due
diligence began.
 Michael Klein
Churchill Capital Corp IV
May 27, 2021
Page 2

       You may contact Beverly Singleton at (202) 551-3328 or Jean Yu at (202) 551-3305 if
you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Erin Purnell at (202) 551-3454 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael Klein
                                                          Division of
Corporation Finance
Comapany NameChurchill Capital Corp IV
                                                          Office of
Manufacturing
May 27, 2021 Page 2
cc:       Michael Aiello
FirstName LastName